FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 14 DATED October 6, 2009
TO THE PROSPECTUS DATED March 18, 2008

This prospectus supplement (this “Supplement No. 14”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated March 18, 2008 (the “Prospectus”), Supplement No. 12, dated August 27, 2009 (“Supplement No. 12”) and Supplement No. 13, dated September 3, 2009 (“Supplement No. 13”) and should be read in conjunction with the Prospectus, Supplement No. 12 and Supplement No. 13. This Supplement No. 14 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 12 and Supplement No. 13 and must be read in conjunction with our Prospectus,  Supplement No. 12 and Supplement No. 13. This Supplement No. 14 will be delivered with the Prospectus.

The purpose of this Supplement No. 14 is to disclose an additional acquisition of the REIT and the granting of a special distribution.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of September 30, 2009, we had received aggregate gross offering proceeds of approximately $89.2 million from the sale of approximately 9.1 million shares in our initial public offering.

Real Property Investments

The following information is to be added to the section of our Prospectus captioned “Real Property Investments” on pages 84-89 of the Prospectus.

CVS Caremark Corporation Store Locations

On September 18, 2009, the Company acquired a portfolio of ten newly-constructed retail stores (the “Stores”) directly from CVS Caremark Corporation (“CVS”).  The Stores contain an aggregate of 131,105 square feet, located in 9 states - Illinois, South Carolina, Texas, Georgia, Michigan, New York, Arizona, North Carolina and California.  The aggregate purchase price is approximately $40.8 million, inclusive of all closing costs and fees.

Address	City	State	Purchase Price	Approximate Compensation to Advisor and Affiliates
2250 41st Street	Moline	IL	$4,748,926
1002 Sams Crossing Rd	Columbia	SC	3,236,033
1000 E. Sandy Lake Dr.	Coppell	TX	5,875,437
800 East West Connector SW	Smyrna	GA	4,725,169
133 East Dunlap	Northville	MI	4,574,854
653 Route 9	Wilton	NY	4,305,659
6356 West Belmont	Chicago	IL	3,566,663
1625 N. 44th Street	Phoenix	AZ	3,527,631
11 River Ridge Drive	Asheville	NC	1,894,084
2135 North Dinuba Blvd	Visalia	CA	3,069,405
Total			$39,523,861	$633,000

The primary lease term under this net lease arrangement is twenty-five years, having commenced simultaneous with closing, and provides for two fixed-rent options of five years each, plus eight fair market value options of five years each.  The average annual base rent on a straight-line basis over the initial lease term is approximately $3.4 million.

Address	City	State	Total Square Feet Leased	Rent Per Square Foot	Year 1 Rent	Initial Lease Term (Years)(1)
2250 41st Street	Moline	IL	13,225	$30.78	$406,983
1002 Sams Crossing Rd	Columbia	SC	11,945	23.22	277,328
1000 E. Sandy Lake Dr.	Coppell	TX	12,900	39.03	503,525
800 East West Connector SW	Smyrna	GA	12,900	31.39	404,947
133 East Dunlap	Northville	MI	17,847	21.97	392,065
653 Route 9	Wilton	NY	13,225	27.90	368,995
6356 West Belmont	Chicago	IL	10,880	28.09	305,663
1625 N. 44th Street	Phoenix	AZ	13,013	23.23	302,318
11 River Ridge Drive	Asheville	NC	11,945	13.59	162,323
2135 North Dinuba Blvd	Visalia	CA	13,225	19.89	263,048
Total			131,105	$25.84	$3,387,195	25

(1) Lease will expire in September 2034.

The purchase price is comprised of a combination of proceeds from the sale of common shares and proceeds received from a ten-year non-recourse, fixed-rate first mortgage loan totaling approximately $23.8 million from Western & Southern Life Assurance Company.  The fixed interest rate is 6.875% for the initial five years of the loan term.

Mortgage Debt Amount	Rate	Maturity Date
$23,750,000	6.875%	September 2019

CVS, a pharmacy services company, provides prescriptions and related healthcare services in the United States. CVS operates through two segments, Pharmacy Services and Retail Pharmacy. The Pharmacy Service segment provides a range of prescription benefit management services, including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management, and claims processing. This segment serves primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans, and individuals. As of December 31, 2008, the Pharmacy Services segment operated 58 retail specialty pharmacy stores, 19 specialty mail order pharmacies, and 7 mail service pharmacies located in 26 states of the United States, Puerto Rico, and the District of Columbia. The Retail Pharmacy Segment sells prescription drugs, over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards, and convenience foods through its pharmacy retail stores, and online. This segment also provides health care services. As of December 31, 2008, this segment operated 6,923 retail drugstores located in 41 states and the District of Columbia; and 560 retail health care clinics in 27 states. CVS was founded in 1892 and is headquartered in Woonsocket, Rhode Island.  CVS Caremark Corporation stock is listed on the New York Stock Exchange (NYSE: “CVS”), and has a credit rating of BBB+ by Standard & Poor’s.

CVS currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding CVS are taken from such filings.

(Amounts in millions)	Six Months Ended	For the Fiscal Year Ended
	June 30, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Consolidated Statements of Operations
Net revenues	$24,871.1	$87,471.9	$76,329.5	$43,821.4
Gross profit	5,052.2	18,290.4	16,107.7	11,742.2
Net earnings	886.5	3,212.1	2,637.0	1,368.9

	As of	As of the Fiscal Year Ended
	June 30, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Consolidated Balance Sheets
Total assets	$61,036.0	$60,959.9	$54,721.9	$20,574.1
Long-term debt	7,305.2	8,057.2	8,349.7	2,870.4
Shareholders’ equity	36,151.6	34,574.4	31,321.9	9,917.6

Distributions

The following information supplements the “Distribution Policy and Distributions” section on pages 9 and 130-131 of the Prospectus.

On October 5, 2009, the Board of Directors of the Company approved a special distribution of $0.05 per share payable to shareholders of record on December 31, 2009.  This special distribution will be paid in January 2010, and shall be paid in addition to the current annualized distribution of $0.67 per share.